Exhibit 99.2

BOYD GROUP SERVICES INC.

(“BGSI”)

Report of voting results

Section 11.3 of National Instruments 51-102

Continuous Disclosure Obligations (“NI 51-102”)

Following the Annual General Meeting of shareholders of Boyd Group Services Inc. (“BGSI”) held on May 13, 2026 (the “Meeting”), this report discloses the matters voted upon at the Meeting. Reference is made to the Management Proxy Circular of BGSI dated March 24, 2026 (the “Circular”).

Number of Directors

A vote was conducted for the resolution to fix the number of Directors at nine (9). Proxies were received on this matter as follows:

Votes For	Percent	Votes Against	Percent
24,413,456	99.89%	25,724	0.11%

Election of Directors

A vote was conducted for the resolution to elect the nominees proposed by management in the Circular to serve as Directors of BGSI. Proxies were received on this matter as follows:

Director	Votes For	Percent	Votes Against	Percent
David Brown	23,332,185	96.28%	901,021	3.72%
Brock Bulbuck	21,810,687	90.00%	2,422,519	10.00%
Robert Espey	24,086,561	99.39%	146,644	0.61%
Christine Feuell	23,802,637	98.22%	430,569	1.78%
John Hartmann	23,593,062	97.36%	640,144	2.64%
Brian Kaner	24,105,961	99.47%	127,245	0.53%
Violet Konkle	23,873,572	98.52%	359,634	1.48%
William Onuwa	23,225,241	95.84%	1,007,964	4.16%
Sally Savoia	23,528,541	97.09%	704,664	2.91%

Appointment of Auditors

A vote was conducted for the resolution to appoint Deloitte LLP, Chartered Professional Accountants as auditors of BGSI for the fiscal year ending December 31, 2026 and thereafter until the close of the Annual Meeting of shareholders of BGSI next following and the Board of Directors was authorized to fix the auditors’ remuneration. Proxies were received on this matter as follows:

Votes For	Percent	Votes Withheld	Percent
20,624,734	84.39%	3,814,446	15.61%

Approach to Executive Compensation

A vote was conducted for an advisory resolution on BGSI’s approach to executive compensation. Proxies were received on this matter as follows:

Votes For	Percent	Votes Against	Percent
23,512,205	97.02%	721,001	2.98%

(signed) Jeff Murray

Executive Vice President, Chief Financial Officer and Secretary-Treasurer